January 30, 2014

United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-6010
Attn: Larry Spirgel, Assistant Director

RE: AZZ incorporated
Form 10-K for the Fiscal Year Ended February 28, 2013
Filed April 29, 2013
Form 10-Q for the Fiscal Quarters Ended May 31, 2013
Filed July 3, 2013
File No. 001-12777

We thank you for your comments on our filings in your effort to improve our financial reporting to our investors.

We provide the following response to the comment letter dated January 16, 2014 of the Staff of the Securities and Exchange Commission (the “Letter”) concerning the Company’s Form 10-K for the fiscal year ended February 28, 2013 (the “Form 10-K”), and the Company’s Form 10-Q for the fiscal quarter ended May 31, 2013.

Form 10-Q for the Fiscal Quarter Ended May 31, 2013
6. Acquisition, page 12

1.
We note in your response to Comment 1 of our letter dated January 7, 2014, intangible assets acquired through Aquilex SRO include customer relationships of $57.7 million. Please tell us your methodology for amortizing this asset. If it is amortized on a straight-line basis, please explain to us in detail how a straight-line method of amortization reflects the pattern in which the economic benefits are consumed or otherwise used up, as described in ASC 350-30-35-6.

RESPONSE: We should note that we are still in the process of finalizing our allocation of the purchase price of Aquilex SRO. We expect to have the purchase price allocation finalized by the time we file our Form 10-K for the year end February 28, 2014.

We amortize the customer relationships using the straight-line method. We considered whether an accelerated method would be more indicative of the expected benefit from the acquired customer accounts. After we deliberated with our valuation advisors and legacy management we concluded that the economic benefit of the customer relationships does not dissipate at a more rapid rate in the earlier periods than the later periods. Aquilex SRO provides the energy business with specialty repair and overhaul solutions that improve mechanical integrity and extend component life for customers in the nuclear, fossil power, refining, chemical processing, pulp and waste to energy industries. Aquilex SRO is one of a few service providers that provide these specialized solutions. Because the customers consist of large energy producers, cash flows and the related revenues from these customers can vary over time with revenues inconsistent from year to year. This may be due to outage cycle maintenance or unexpected repairs at one of the customer’s locations that are needed over the life of the customer relationship. For example, Aquilex SRO may earn revenue for outage cycle maintenance in year 1 from a customer, have no revenue in year 2 or 3, earn revenue in year 4 for unexpected repairs and then earn revenue again for outage cycle maintenance in years 9 and 13. Therefore the economic benefit of the customer relationship can be inconsistent over the life but doesn’t dissipate at a faster rate in the earlier years. Based on this information we believe a straight-line method is the most reasonable method. Of course we monitor and evaluate the impairment of customer relationship assets when events and circumstances indicate that the assets might be impaired and the undiscounted projected cash flows associated with those assets are less than the carrying amounts of these assets.

2.
In addition, we note you have assigned to the customer relationship intangible asset a useful life of 13 years. Please explain to us, in detail, the basis for your conclusion. Specifically, tell us the consideration you gave to the historical customer turnover rate, the pattern of renewing or extending the customer agreements, and any legal or economic effects such as competition and demand that may have impacted the useful life of the acquired asset.

RESPONSE: As discussed above Aquilex SRO is a service provider to the energy business with specialty repair and overhaul solutions that improve mechanical integrity and extend component life for customers in the nuclear, fossil power, refining, chemical processing, pulp and waste to energy industries. Customer lives range from 5 to 20 years. We conducted an analysis which considered the customer attrition rate and revenue growth estimates. Based on this analysis and consultation with our valuation advisors we estimated an average life of 13 years. However, we continue to work with our advisors and external auditors to finalize the purchase price allocation and estimated lives.

AZZ acknowledges that the Company is responsible for the adequacy and accuracy of the disclosure in its filings. AZZ acknowledges that the Staff’s comments or changes to disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to the filing. AZZ also acknowledges that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Dana L. Perry

Dana L. Perry
Senior Vice President, Finance
And Chief Financial Officer